EXHIBIT 1.


CERTIFIED MAIL#7003-1680-0004-7304-2418
RETURN RECEIPT REQUESTED

April 15, 2008

Mr. David Mintz, Chairman and Chief Executive Officer
Mr. Franklyn Snitow
Mr. Aron Forem
Mr. Reuben Rapoport
Mr. Philip GotthAelf
Mr. Joseph  K. Fischer
Mr. Neal S. Axelrod

c/o Mr. Steven Kass, Chief Financial Officer
Tofutti Brands, Inc.
50 Jackson Drive
Cranford, NJ  07016
Dear Directors. Mintz, Snitow, Forem, Rapoport, Gotthelf, Fischer, Axelrod and CFO Kass:

Our investment management firm is a value investor in public companies. We believe that it is in the best interest of all shareholders for management to be good stewards of shareholder capital.

Therefore, today, we have finally decided to write on behalf of all long suffering Tofutti Brands shareholders.

With this record:

                                   Revenue and Net Income
                                        2003 - 2007
                                      --- $Millions ---

			2003       2004       2005       2006       2007
      Revenue	        19.01      19.19      18.61      19.47      19.15
      Net Income          .39        .61        .35        .62        .47



Don't you think after giving shareholders a flat, "bupkus" (1), performance for the past five years in top and bottom line P & L results and Mr. Mintz's generous, for such a very small company, salary and bonus of:

                       David Mintz Compensation vs. Tofutti Net Profits
                                       2003 - 2007
                                     --- $000 ---


											% Mintz
											Compensation
					Total David	Total		Mintz		Exceeded
					Mintz		Company		Vs.		Company Net
Year  	Salary		Bonus		Compensation	Profit		Company		Profit
2007  450,000		350,000	        800,000        465,000        +335,000         +72%
2006  450,000		350,000	        800,000        620,000        +180,000         +29%
2005  450,000		350,000	        800,000        350,000        +450,000         +129%
2004  306,000		350,000	        656,000        610,000        + 46,000         +7.5%
2003  603,000		___   	        603,000        390,000        +213,000         +55%
Total
5 Year 2,259,000	1,400,000	3,659,000      2,435,000      +1,224,000       +50%



And our stock having gone nowhere, doing nothing, i.e. more bupkus, for many years as well:

                             End of Quarter Stock Price 2000 - 2008

			  DATE      PRICE            DATE      PRICE

            		   3/08      2.68

          		  12/07      2.80	    12/03      3.01
            		   9/07      2.91	     9/03      2.83
            		   6/07      2.95	     6/03      3.05
            		   3/07      3.15	     3/03      2.51

          		  12/06      3.05	    12/02      2.60
            		   9/06      2.83	     9/02      3.01
            		   6/06      2.90	     6/02      2.80
            		   3/06      2.92	     3/02      2.01

          		  12/05      3.14	    12/01      2.07
            		   9/05      3.15	     9/01      2.25
            		   6/05      3.11	     6/01      2.08
            		   3/05      3.23	     3/01      2.00

          		  12/04      3.29	    12/00      2.00
            		   9/04      3.01	     9/00      2.06
            		   6/04      3.01	     6/00      2.38
            		   3/04      3.50	     3/00      3.88



And for nearly three decades never ever paying a dividend,

Don't you also think that it is time to call it quits and sell this company:

To a major food firm that has cash to advertise the products, staff to market the products and distribution muscle to obtain placements of all products, in all venues and stores in the U.S., and internationally?

Or

At least spend the $800,000 a year on advertising, marketing and distribution efforts instead of on Mr. Mintz, who owns 47% of the Company, 2,630,440 shares, and who himself would profit from just a $1 per share increase in the stock price by over three times what he has been paid in salary and bonus in each of the last several years. It is incomprehensible that Mr. Mintz has in each of the last five years been paid far more than the entire Company reported in net profit -- 50% more in total.

As a matter of fact Mr. Mintz would, at the current P/E ratio of 36.36 x LTM earnings, see the value of his personal stockholdings increase by $7,876,806 if he would forgo his compensation of "just" $800,000 (800,000 x 58.2% net after taxes = benefit to earnings of $465,600/5,653,467 shares outstanding = 8.24 cents/share x 36.36, the current P/E = $2.99/in market price per share x Mr. Mintz's 2,630,440 shares = $7,876,806).

In other words, by this mere simple action Mr. Mintz could see his gross wealth increase almost ten-fold. What's more, instead of paying Federal Income taxes, of possibly some 39% on his $800,000 salary and bonus, he could sell off a handful of his shares if he really needed the approximate net $488,000 proceeds that he ends up with after Federal income taxes, and he would only have to pay 15% in capital gains tax on the shares he sold. What a bonanza for all concerned and most especially for Mr. Mintz!

So for starters, if Mr. Mintz is interested in creating some shareholder wealth and value for all shareholders, and for his 47% ownership, he could start with forgoing any salary and accept no bonus, and yet benefit mightily, couldn't he? Shouldn't he, and the Board as well, take steps to demonstrate that not only Mr. Mintz, but all shareholders as well, are after all, in this stock to make money and see Tofutti shares increase in value?

Remember, shareholders have never ever received so much as a single cent in dividends in the twenty-seven year history of the Company. In fact in all of the Company's SEC 10-K filings it is always stated that The Company has not paid and has no present intention of paying cash dividends on its common stock in the foreseeable future". Makes one think it is too bad no such claim has ever been made regarding Mr. Mintz's huge compensation package. After all, as noted above, his paydays have been more than 50% larger than the Company' Net Profits in the past five years. Indeed his 2007 compensation exceeded the Company's Net Profit by 72%. What a great mekhaye (2)
 for Mr. Mintz's managing no revenue or profit increases for so many years.

The only shareholder to have ever benefitted financially has been Chairman, CEO Mr. Mintz. So isn't it very much worthwhile examining the arithmetic of the stock price, earnings and the multiplier?

Think about it Mr. Mintz, and you the directors, and Mr. Kass, as CFO, perhaps you would lay it all out in easy to understand arithmetic to all concerned.

Failing this, we repeat the question above, isn't it time to call it quits and sell this company?

We would appreciate your response to the question or the suggestion. We will look forward to hearing from you at your earliest convenience.

We should also be grateful to meet with you to discuss the contents of this letter further.

We kindly request you to confirm to us by return mail that each of the above members of the board of directors has received this letter.

Thank you.

Warmly,




Lawrence J. Goldstein

LJG:ala


(1) Certainly you all well know bupkus is a Yiddish word literally translated as "nothing".
(2) Surely you know mekhaye means pleasure; something shareholders have never experienced at Tofutti

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